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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

							Three months ended March 31,
		Six months ended December 31, 1999	Years ended December 31,
	Year ended June 30, 1999
			2000	2001	2002	2003	2003	2004
	(Amounts in thousands)
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries	$91,980	$30,733	$(55,859)	$2,857	$23,785	$31,435	$7,446	$9,779
Fixed charges (see below)	3,541	2,242	4,431	5,104	6,319	6,957	1,996	2,585
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—	—
Share of pre-tax losses of equity investees						—	—	—
Less:
Interest capitalized	—	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries not incurred in fixed charges	—	—	—	—	—	—	—	—

	$95,521	$32,975	$(51,428)	$7,961	$30,104	$38,392	$9,442	$12,364

Fixed Charges
Interest expensed and capitalized	—	190	436	432	1,357	2,077	668	1,267
Amortized premiums, discounts and capitalized expenses relating to indebtness	—	—	—	50	243	349	103	327
Estimate of the interest within rental expense(1)	3,541	2,052	3,995	4,622	4,719	4,531	1,225	991
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—

	$3,541	$2,242	$4,431	$5,104	$6,319	$6,957	$1,996	$2,585

Ratio of Earnings to Fixed Charges with rent interest	26.98	14.71	(11.61)	1.56	4.76	5.52	4.73	4.78

(1)
Represents the portion of operating rental expense that management believes is representative of the interest component of rental expense excluding restructuring charges associated with branch and administrative office closings.

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Computation of Ratio of Earnings to Fixed Charges